Notice of Exempt Solicitation

NAME OF REGISTRANT: Chevron Corporation

NAME OF PERSON RELYING ON EXEMPTION: Oxfam America

ADDRESS OF PERSON RELYING ON EXEMPTION: 77 North Washington Street, Suite 5-1, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Oxfam America, alongside co-filers Nordea Asset Management, the Benedictine Sisters, and KLP, urges you to vote FOR Item 7, which requests a tax transparency report, at Chevron’s annual meeting of shareholders on May 29, 2024.

I.	RESOLUTION

RESOLVED: Shareholders request that the Board of Directors issue a tax transparency report to shareholders, at reasonable expense and excluding confidential information, prepared in consideration of the indicators and guidelines set forth in the Global Reporting Initiative’s (GRI) Tax Standard.

II.	ARGUMENTS IN FAVOR OF A “FOR” VOTE

A.	Summary of arguments in favor of a “for” vote

•	Aggressive tax avoidance may introduce significant risks that undermine investment returns in the medium and long term. Tax authorities across the globe have repeatedly challenged Chevron’s approach to taxation, producing significant additional tax and litigation expenses for the company.
•	Chevron does not disclose revenues or profits in each non-US market where it operates, nor the corresponding foreign tax payments, challenging investors’ ability to evaluate the risks of taxation reforms, or to assess whether Chevron’s tax practices are consistent with long-term value creation.
•	Many major oil, gas, and mining companies publish a GRI-aligned tax report, leaving Chevron lagging behind its peers. A GRI-aligned tax report would enable investors to better evaluate the company’s exposure to risk and make informed decisions.

B.	Aggressive tax planning creates investment risks

Investors, companies, governments and civil society are increasingly recognizing that a company’s tax practices can be financially material.1

At an asset level, risks may include:

•	Heightened attention of tax authorities and adjustment risk following tax authorities investigating whether a company’s tax planning complies with the law.
•	Vulnerability to changes in tax regulation and enforcement.[2]
•	Reputational damage and loss of social licence to operate.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Aggressive tax avoidance can also introduce macro-economic distortions with subsequent portfolio and systemic-level impacts that undermine the long-term performance of investments.3 At a portfolio level, aggressive tax avoidance by one company may undermine fair competition between all companies in a sector.4 Widespread tax avoidance may also have larger macro-economic impacts by reducing money available for government spending on critical services and infrastructure, which enable long-term business and social sustainability.5 The effects are profound: studies estimate corporate profit shifting causes annual government tax revenue losses of $70 – 100 billion in the US and $312 billion globally.6 The PRI, representing investors with $89 trillion assets under management (AUM), states that tax avoidance is a key driver of inequality, which is associated with poor long-term business and social performance.7

Risk: Increased attention from tax authorities

In the case of Chevron, tax authorities across the globe have repeatedly challenged the company's approach to taxation, producing significant expenses for the company, including increased tax liabilities and legal expenditures. According to the company’s own annual report, Chevron has paid out settlements with tax authorities every year since at least 2007, including a payment of $429 million in 2020 and $1.17 billion in 2017.8

In 2017, a court found that Chevron used inflated interest rates in dealings with related offshore companies, which reduced Chevron’s taxable income in Australia. Chevron paid at least $654 million in 2018 as part of a settlement to partially resolve the dispute.9 Further, by 2022, the precedent set by the case had raised $12 billion for the Australian government from Chevron and other companies.10 Since this case, Chevron’s Australian tax liabilities have increased, and Chevron is reportedly facing a 25-fold increase in its Australian tax liabilities for 2022, bringing its Australian tax bill to $3.7 billion.11

In addition, Chevron faced a 2018 complaint submitted to the Dutch National Contact Point (NCP) for the OECD Guidelines for Multinational Enterprises (the “Guidelines”). Among other allegations, the complaint alleged that Chevron violated the Guidelines by using its Dutch entities to take advantage of Dutch tax treaties and avoid taxes in Nigeria, Venezuela, and Argentina.12 Chevron was one of only 15% of companies that have refused to engage with the Dutch NCP on a complaint as part of the OECD process.13 In its Final Statement, the Dutch NCP found that Chevron was not in compliance with the Guidelines’ disclosure provisions and that the company failed to demonstrate it was in compliance with the Guidelines' provisions on tax practices, company tax policies, and risk management.14 The Final Statement also recommended that Chevron publish a country-by-country report of its tax payments. Despite releasing a report on its approach to tax,15 Chevron is retreating from its transparency commitments. This includes withdrawing from the Extractive Industries Transparency Initiative (EITI), limiting availability of information about its payments to governments.16

Chevron has faced other tax controversies around the world, too. Chevron was one of several oil companies to face trial in Nigeria for allegations of avoiding taxes through under-declaration of oil exports between 2011 and 2014.17 In Kazakhstan in 2010, the government launched a criminal probe into whether the Chevron-led Tengiz oilfield had violated the terms of its fiscal agreement with the government.18 Further, Chevron and its partners on the Malampaya gas field faced a protracted tax dispute with the government of the Philippines over whether Chevron or the government was responsible for paying Chevron’s income tax.19 Even when Chevron does not lose legal disputes, it incurs significant legal costs.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Tax authorities may soon subject Chevron’s tax practices to even greater scrutiny. Economic challenges and the impact of the pandemic have pushed governments to focus more intently on collecting corporate tax revenue. In a 2022 tax survey, Deloitte found that 96% of US companies “believe that more tax disputes may arise out of increased government deficits due to Covid-19.”20

In the US, the 2022 Inflation Reduction Act included an $80 billion funding increase to the Internal Revenue Service (IRS), with $46 billion of this earmarked for enforcement. This additional government funding is expected to bring in an additional $204 billion in taxes through 2031,21 and this will likely come from increased tax enforcement including for large multinational companies like Chevron.22

Risk: Vulnerability to changes in tax regulation

Chevron may face potentially significant increases in tax liability due to a suite of proposed and adopted global taxation reforms. In 2021, 137 countries agreed to a two-pillar tax reform framework drafted by the OECD, hailed as the biggest change to corporate taxation in a century.23 In December 2022, European Union (EU) member states agreed to implement the minimum corporate taxation component of the deal.24 The global minimum tax would create a 15% minimum effective corporate tax that applies on a country-by-country basis, which may ensure that multinationals pay this amount regardless of whether their headquarters jurisdiction domestically implements the minimum tax. Investors should have access to tax information on a country-by-country basis to better inform them whether there may be additional tax risks associated with these international reform efforts. Members of the United Nations (UN) also recently approved a draft resolution on international tax cooperation, another potentially significant change to global corporate taxation.25

Risk: Loss of social license

The risk of loss of social license – “the perception by stakeholders that a business or industry is acting in a way that is fair, appropriate, and deserving of trust”26 – is particularly salient in the oil, gas, and mining sectors, and it carries significant impact. Upstream extraction in particular comes with elevated expectations of potential benefits from host country governments, citizens, and impacted communities. Tax avoidance can leave these stakeholders dismayed, discontented, and angry that they are not receiving the promised benefits from the project. This frustration can lead to protests and conflicts, costly project stoppages, revocations of the right to extract, or renegotiation of fiscal terms, sometimes ultimately costing the company more than it would have paid if it had paid a greater share of taxes in the first place. For example, project stoppages due to community conflict can cost extractive projects as much as $20 million per week.27

C.	Chevron’s current reporting is insufficient

Chevron does not currently disclose sufficient information to allow investors to make an informed and independent assessment of the company’s tax practices and any potential risks. In its annual 10-K report, Chevron reports its US and its aggregate foreign tax payment, but Chevron does not provide a breakdown of its foreign tax payments by jurisdiction.28 While Chevron is legally required to provide similar tax-related disclosures in certain other jurisdictions, without information on profits and losses in a jurisdiction, investors cannot determine whether the amount of taxes paid aligns with economic activity. Chevron does not even disclose its taxes paid at the country level for many of the jurisdictions where it operates.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Chevron’s “Approach to Tax” policy is also insufficient. The policy states that “taxes are directly related to [their] business operations.”29 However, it provides little insight into the degree of risk involved in Chevron’s tax planning and it does not say that Chevron’s transfer pricing has economic substance and uses arm’s length principles. Further, investors need the quantitative data provided by country-by-country reporting – which Chevron does not sufficiently report – to be able to assess whether Chevron’s tax practices comply with its tax policy.

Chevron has also resisted disclosing payments to governments. The EITI conducted an evaluation in 2023 that found that Chevron was not complying with the EITI’s Company Expectation of disclosing project-level payments to governments in all jurisdictions of operations,30 despite the company holding a seat on the Board of the Initiative. Chevron has since stepped down from the Board.31 To date, the company has not disclosed project-level payments to governments for all its operations around the world. Although Section 1504 of the Dodd-Frank Act will soon require Chevron to publish its payments to governments around the world, this report will not include many of the components of the GRI standard that are necessary to understand a company’s tax practices, such as country-by-country profits and revenues.

D.	Publishing a GRI-aligned tax report would bring Chevron in line with its peers and allow investors to make an informed and independent assessment of risk

The recognition that tax practices can pose a financially material risk to investors helped lead to the creation of GRI Standard 207 on Tax. The GRI Standards are the world’s most utilized corporate reporting standard and the GRI Tax Standard is the first comprehensive, global standard for public tax disclosure.32 The Tax Standard requires four components:

•	GRI 207-1: disclosure of a company’s approach to tax
•	GRI 207-2: disclosure of a company’s tax governance, control, and risk management
•	GRI 207-3: disclosure of a company’s stakeholder engagement and management of concerns related to tax
•	GRI 207-4: public country-by-country reporting (pCbCR) of certain company financial information, including income tax paid and accrued, profits and losses, related party revenues, third party revenues, number of employees, and tangible assets within each jurisdiction. Many companies also choose to provide narrative explanations of their financial data in each country of operation to assist in proper interpretation of the data.

GRI 207 also recommends disclosing “industry-related and other taxes or payments to governments.” These other project-specific payments to governments are particularly important in the oil and gas industry because fiscal arrangements often include methods of compensation like royalties, profit oil, bonus payments, and taxes to subnational governments. Accordingly, in the GRI standard for the oil and gas sector, GRI identifies disclosures of all significant project-level payments to governments as relevant for that sector in reporting under the Tax Standard.33

Many leading companies in the oil, gas, and mining sectors publish tax transparency reports aligned with the GRI Tax Standard, including Anglo American,34 BHP,35 BP,36 Eni,37 Equinor,38 Hess39 (prior to its acquisition by Chevron), Newmont,40 Repsol,41 Rio Tinto,42 Shell,43 South32,44 Teck Resources,45 and TotalEnergies.46 This adoption of the GRI standard is by no means limited to foreign companies: Hess and Newmont are both US companies. These companies do not appear to have faced adverse effects from disclosing additional tax data. These disclosures provide a decision-useful picture of a company’s tax practices, unlike Chevron’s insufficient current reporting. Publishing a GRI-aligned tax report would help address Chevron’s status as a laggard on transparency issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Companies releasing tax reports understand that these reports are a key method of building trust and providing stakeholders with adequate transparency. For example, Shell’s former Chief Financial Officer Jessica Uhl said, “The taxes Shell pays are one of the many links between our business and the countries and communities where we operate. Today, it is more important than ever that we are open about our tax payments so that people can understand how much we pay and why.”47

Public country-by-country reporting of tax information, as is required by GRI 207-4, is also increasingly promoted by regulatory action. Since 2015, European financial institutions have been required to publish CbCR.48 In 2021, the US House passed the Disclosure of Tax Havens and Offshoring Act, which would require public corporations to publish CbCR.49 Also in 2021, the EU approved a directive requiring large multinationals operating there to disclose CbCR information for their operations across EU member states and selected other jurisdictions.50 Australian Parliament is currently considering draft legislation to require some pCbCR for large multinationals operating in that country, and is expected to be enacted into law.51 PCbCR was a key recommendation of the UN FACTI panel.52 GRI-aligned tax reports provide investors with the ability to assess comparable reports for companies regardless of which jurisdictions require the company to comply with their similar—but somewhat distinct – disclosure regimes. The GRI Tax Standard is closely aligned to private reporting already required under OECD BEPS for large multinationals including Chevron, and therefore we believe the additional compliance burden for reporting is negligible.

The trend towards tax transparency has attracted significant investor support. Investors representing over $10 trillion in AUM have publicly called for pCBCR,53 with investors representing $5.6 trillion in AUM supporting the introduction of pCbCR in the EU,54 and investors representing $2.9 trillion in AUM supporting the introduction of mandatory pCbCR in the US via the Disclosure of Tax Havens and Offshoring Act.55 Shareholders have now voted on tax transparency shareholder resolutions at Amazon, Microsoft, Cisco, Exxon, ConocoPhillips, and Chevron. Tax transparency and pCbCR also factor into various ESG ratings and indexes, including the FTSE Russell’s proprietary ESG Ratings and Data that factor into various FTSE Russell sustainable investment indexes, Standard & Poor’s sustainability assessment methodology, and MSCI ESG Research’s ESG Rating model and MSCI All Country World Index.56

III.	Conclusion

Investors need an adequate understanding of a company’s tax practices in order to make informed decisions about tax risk. Potential changes in tax regulation and enforcement may result in larger tax liabilities, while widespread tax avoidance may lead to challenges from tax authorities and other risks that undermine the medium- and long-term returns of an investor’s broader portfolio. Despite an increasing trend towards tax transparency, Chevron continues to lag behind companies in the oil, gas, and mining sectors. A GRI-aligned tax transparency report would remedy this lack of tax transparency and benefit investors.

We therefore urge shareholders to vote FOR ITEM 7.

For more information, please contact Aubrey Menard at aubrey.menard@oxfam.org.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

1 FACT Coalition (2022), A Material Concern: The Investor Case for Public Country-by-Country Tax Reporting, https://thefactcoalition.org/report/a-material-concern-the-investor-case-for-public-country-by-country-tax-reporting/

2 Morel, J. (2018), Aggressive Tax Optimisation: what is the best ESG Approach, p. 16 – 17, https://research-center.amundi.com/files/nuxeo/dl/11c94512-929d-4b88-9a23-792100a994bb.

3 Andrew Spurr and Mihnea Gheorghe (2022), “Tax Fairness Should be a Core Principle in Corporate Sustainability Strategies,” Morningstar, June 13, 2022, https://www.morningstar.com/articles/1098061/tax-fairness-should-be-a-core-principle-in-corporate-sustainability-strategies

4 UNPRI (2021), What is Tax Fairness and What Does it Mean for Investors?, https://www.unpri.org/download?ac=15325

5 UNPRI (2020), Advancing tax transparency: outcomes from the PRI collaborative engagement, https://www.unpri.org/governance-issues/advancing-tax-transparency-outcomes-from-the-pri-collaborative-engagement/5541.article

6 Tax Justice Network (2021), The State of Tax Justice 2021, https://taxjustice.net/reports/the-state-of-tax-justice-2021/; Kimberly Clausing, “Profit Shifting Before and After the Tax Cuts and Jobs Act,” National Tax Journal 73(4), 28 (2020), https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3274827

7 GRI (2019), Backing for GRI’s Tax Standard, https://www.globalreporting.org/about-gri/news-center/backing-for-gri-s-tax-standard/

8 Chevron (2022), Form 10-K, Note 17, https://chevroncorp.gcs-web.com/static-files/0ffa8d8e-45ba-4855-9073-acce2d09c4b7; Chevron (2019), Form 10-K, Note 16, https://chevroncorp.gcs-web.com/static-files/87b5b33d-4328-494b-afe9-6a0dc01dd556; Chevron (2016), Form 10-K, Note 18, ; https://chevroncorp.gcs-web.com/static-files/5b99a5ef-6cde-4943-af51-d448d474d3b8; https://chevroncorp.gcs-web.com/static-files/8ad42962-6d7b-42c8-80c5-1893bbe9c853 ; Chevron (2013), Form 10-K, Note 14, https://chevroncorp.gcs-web.com/static-files/5b99a5ef-6cde-4943-af51-d448d474d3b8; Chevron (2010), Form 10-K, Note 15, https://chevroncorp.gcs-web.com/static-files/8ad42962-6d7b-42c8-80c5-1893bbe9c853

9 Peter Milne (2018), “Chevron pays $866m to ATO over Gorgon, Wheatstone loans dispute,” The West Australian, May 24, 2018, https://thewest.com.au/business/energy/chevron-pays-866m-to-ato-over-gorgon-wheatstone-loans-dispute-ng-b88846228z

10 Tom McIlroy (2022), “ATO knocks out $40b in resources write-offs (thanks to Chevron win),” Australian Financial Review, October 3, 2022, https://www.afr.com/politics/federal/ato-knocks-out-40b-in-resources-write-offs-thanks-to-chevron-win-20221003-p5bmqc

11 Angela Macdonald-Smith (2022), “Chevron’s tax bill to rocket to $3.7b,” Australian Financial Review, September 8, 2022, https://www.afr.com/companies/energy/chevron-s-tax-bill-to-rocket-to-3-7b-20220906-p5bfw2

12 FNV, ITF, PSI, IndustriALL Global Union supported by Friends of the Earth (2018), FNV-Chevron Complaint, https://www.somo.nl/nl/wp-content/uploads/sites/2/2018/10/Chevron-Complaint.pdf

13 Correspondence with SOMO, based on data in https://www.oecdwatch.org/complaints-database/

14 Dutch National Contact Point (2022), Final Statement regarding the NCP specific instance of FNV, ITF, PSI, IndustriALL Global Union vs. Chevron Netherlands BV et al.,

https://www.oecdguidelines.nl/documents/publication/2022/03/24/final-statement-fnv-vs-chevron

15 Chevron (2023), Approach to Tax and Transparency, https://www.chevron.com/-/media/chevron/sustainability/documents/approach-to-tax-and-transparency.pdf

16 Matthieu Salomon and Clancy Moore, “Chevron Deserts the Extractive Industries Transparency Initiative. Remaining Companies Must Step Up,” Natural Resources Governance Institute (2023), https://resourcegovernance.org/articles/chevron-deserts-extractive-industries-transparency-initiative-

remaining-companies-must

17 Sahara Reporters (2016), Chevron, Total Lose Bid To Stop Trial For Illegal Oil Shipments From Nigeria, https://saharareporters.com/2016/09/30/chevron-total-lose-bid-stop-trial-illegal-oil-shipments-nigeria

18 William Mauldin (2010), “Kazakhstan Launches Criminal Probe into Chevron-Led Venture,” Wall Street Journal, July 16, 2010, www.wsj.com/articles/SB10001424052748704682604575368801121741036

19 Amanda Battersby (2020), “Malampaya Tax Dispute Stalls,” Upstream, August 13, 2020, https://www.upstreamonline.com/finance/malampaya-tax-dispute-stalls/2-1-855854

20 Deloitte (2022), Deloitte‘s 2022 Global Tax Survey: Beyond BEPS, 14, https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Tax/gx-beps-global-survey-summary-results-2022.pdf

21 Natalie Olivo (2022), “IRS Budget Boost May Increase Transfer Pricing Scrutiny,“ Law 360, August 29, 2022, https://www.law360.com/articles/1525464/irs-budget-boost-may-increase-transfer-pricing-scrutiny-

22 Luis Coronado (2022), “Why the tax controversy outlook looks set to become even more challenging,” ITR, September 22, 2022, https://www.internationaltaxreview.com/article/2anlo2u2g0g1bcurvaark/sponsored/why-the-tax-controversy-outlook-looks-set-to-become-even-more-challenging

23 Emma Agyemang et al. (2021), “OECD close to final global deal on corporate tax,” Financial Times, October 8, 2021, https://www.ft.com/content/3e3e6a7d-67d5-437d-a7b2-29c52ce9c78f

24 Council of the EU (2022), International taxation: Council reaches agreement on a minimum level of taxation for largest corporations, https://www.consilium.europa.eu/en/press/press-releases/2022/12/12/international-taxation-council-reaches-agreement-on-a-minimum-level-of-taxation-for-largest-corporations/

25 The United Nations, “Second Committee Approves Nine Draft Resolutions, Including Texts on International Tax Cooperation, External Debt, Global Climate, Poverty Eradication,” 22 Nov 2023, https://press.un.org/en/2023/gaef3597.doc.htm

26 Lucy Pérez, Dame Vivian Hunt, Hamid Samandari, Robin Nuttall, and Krysta Biniek, “Does ESG really matter—and why?”, McKinsey and Company, https://www.mckinsey.com/capabilities/sustainability/our-insights/does-esg-really-matter-and-why

27 Rachel Davis and Daniel Franks (2014), “Costs of Company-Community Conflict in the Extractive Sector,” Corporate Social Responsibility Initiative Report No. 66, 8, https://www.csrm.uq.edu.au/media/docs/603/Costs_of_Conflict_Davis-Franks.pdf

28 Chevron (2023), Form 10-K, Note 19, https://chevroncorp.gcs-web.com/static-files/942d5866-7036-46fd-85cc-3e4b58a2e5c8

29 Chevron (2022), Chevron’s approach to tax, https://www.chevron.com/-/media/chevron/sustainability/documents/chevron-approach-to-tax.pdf

30 EITI (2023), 2023 Assessment of EITI Supporting Companies,

https://eiti.org/documents/2023-assessment-eiti-supporting-companies

31 Aubrey Menard (2022), “ConocoPhillips Leaves Global Transparency Initiative, Keeps Payments Secret,” Oxfam, July 13, 2022, https://politicsofpoverty.oxfamamerica.org/conocophillips-leaves-global-transparency-initiative-keeps-payments-secret/

32 KPMG (2020), The Time Has Come, https://assets.kpmg/content/dam/kpmg/xx/pdf/2020/11/the-time-has-come.pdf

33 GRI 11: Oil and Gas Sector 2021, Topic 11.21 (Sector Standard reference number 11.21.7) https://www.globalreporting.org/standards/standards-development/sector-standard-for-oil-and-gas/

34 AngloAmerican (2022), Tax and Economic Contribution Report 2021, https://www.angloamerican.com/~/media/Files/A/Anglo-American-Group/PLC/investors/annual-reporting/2022/tax-and-economic-contribution-report-2021.pdf

35 BHP (2022), BHP Country-by-Country Report 2021, https://www.bhp.com/about/operating-ethically/tax-transparency

36 BP (2021), Tax Report 2020, https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/sustainability/group-reports/bp-tax-report-2020.pdf

37 Eni (2021), Country by Country Report 2020, https://www.eni.com/assets/documents/eng/reports/2020/Country-by-Country-2020_ENG.pdf

38 Equinor (2022), Tax Contribution Report 2022, https://cdn.sanity.io/files/h61q9gi9/global/dc3e3c65a248d4bb5e69de02fd4716f04f4dffe0.pdf?equinor-tax-contribution-report-october-2022.pdf

39 Hess (2022), Sustainable Tax Practices, https://www.hess.com/sustainability/how-we-operate/tax-practices

40 Newmont (2022), 2021 Taxes and Royalties Contribution Report, https://s24.q4cdn.com/382246808/files/doc_downloads/2022/sustainability/newmont-2021-tax-report.pdf

41 Repsol (2021), Tax Contribution Report, https://www.repsol.com/content/dam/repsol-corporate/en_gb/sostenibilidad/responsible-tax-policy/2021-tax-contribution-report.pdf

42 Rio Tinto (2022), Country-by-Country Report 2021, https://www.riotinto.com/search/documents#main-search_e=0&main-search_sxatags=Taxes%20Paid%20Reports.

43 Shell (2022), Tax Contribution Report 2021, https://reports.shell.com/tax-contribution-report/2021/

44 South32 (2022), Tax Transparency and Payments to Governments Report 2022, https://www.south32.net/docs/default-source/all-financial-results/2022-annual-reporting-suite/tax-transparency-and-payments-to-governments-report-2022.pdf?sfvrsn=4d89b0f6_2

45 Teck (2021), 2020 Economic Contribution Report, https://www.teck.com/media/Teck-2020-Economic-Contribution-Report.pdf

46 Total (2021), Tax Transparency Report 2019-2020, https://totalenergies.com/sites/g/files/nytnzq121/files/documents/2022-03/Tax_transparency_report_2019_2020.pdf

47 The B Team (2021), The B Team Responsible Tax Principles in Action: Shell‘s Dedication to Building Trust Among All Stakeholders, https://bteam.org/our-thinking/news/the-b-team-responsible-tax-principles-in-action-shells-dedication-to-building-trust-among-all-stakeholders

48 Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC https://eur-lex.europa.eu/legal-content/EN/TXT/?uri=CELEX%3A32013L0036

49 FACT Coalition (2021), House Takes Historic Step in Advancing Corporate Tax Transparency, https://thefactcoalition.org/house-takes-historic-step-in-advancing-corporate-tax-transparency/; H.R.3007 - Disclosure of Tax Havens and Offshoring Act, https://www.congress.gov/bill/117th-congress/house-bill/3007; https://www.congress.gov/bill/117th-congress/house-bill/1187

50 Directive 2013/34/EU of the European Parliament and of the Council of 26 June 2013 on the annual financial statements, consolidated financial statements and related reports of certain types of undertakings, amending Directive 2006/43/EC of the European Parliament and of the Council and repealing Council Directives 78/660/EEC and 83/349/EEC Text with EEA relevance, https://eur-lex.europa.eu/legal-content/EN/TXT/?uri=CELEX:32013L0034

51 Australian Department of the Treasury, Treasury Laws Amendment (Making Multinationals Pay Their Fair Share of Taxes – Integrity and Transparency) Bill 2023, https://www.aph.gov.au/Parliamentary_Business/Bills_Legislation/Bills_Search_Results/Result?bId=r7057

52 FACTI (2020), Financial Integrity for Sustainable Development, https://factipanel.org/news/facti-panel-report-has-been-published

53 https://thefactcoalition.org/new-analysis-shows-investors-representing-10t-support-greater-tax-transparency-for-large-multinationals/#:~:text=Washington
%2C%20DC%20%E2%80%93%20As%20major%20multinational,calling%20for%20public%20country%2Dby%2D

54 UNPRI (2020), Public Country-by-Country Reporting (CBCR) Requirements in the EU, https://dwtyzx6upklss.cloudfront.net/Uploads/u/m/t/investorsignonletteronpubliccbcr_signatories_final_758353.pdf

55 FACT Coalition (2021), 66 Investors with $2.9 trillion in Assets Under Management Show Support for the Disclosure of Tax Havens and Offshoring Act, https://thefactcoalition.org/64-investors-with-nearly-2-9-trillion-in-assets-under-management-show-support-for-the-disclosure-of-tax-havens-and-offshoring-act/

56 FTSE Russell (2021), Global trends in corporate tax disclosure, 8, https://content.ftserussell.com/sites/default/files/global_trends_in_corporate_tax_disclosure_final_2.pdf; MSCI ESG Research LLC (2022), MSCI ESG Ratings Methodology: Tax Transparency Key Issue, https://www.msci.com/documents/1296102/34424357/MSCI+ESG+Ratings+Methodology+-+Tax+Transparency+Key+Issue.pdf/f5b93df6-475c-25c7-db7f-26a6da3d703a?t=1666182603072